October 22, 2024

Richard Mills
Chief Executive Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 100
Louisville, KY 40223

       Re: Creative Realities, Inc.
           Registration Statement on Form S-3
           Filed October 17, 2024
           File No. 333-282703
Dear Richard Mills:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Bradley Pederson, Esq.